

June 28, 2011

Scott R. Jensen
Chief Financial Officer
Orion Energy Systems, Inc.
2210 Woodland Drive
Manitowoc, WI 54220

**Re: Orion Energy Systems, Inc.
          File No. 001-33887**

Dear Mr. Jensen:

        The Division of Corporation Finance received a copy of your letter addressed to the Office of the Chief Accountant of the Securities and Exchange Commission dated June 15, 2011 as well as the correspondence you submitted through EDGAR on June 24, 2011 detailing Orion Energy Systems, Inc.'s (the "Company") proposal not to file an amended Form 10-K for fiscal 2010 and amended Forms 10-Q for fiscal 2011 and 2010 since you have yet to file your Form 10-K for the fiscal 2011 year ended March 31, 2011 ("2011 Form 10-K"). In addition, you indicate in your letters that the restatement impacts only fiscal 2011 and 2010, and you will highlight in your 2011 Form 10-K the material changes to your MD&A for the applicable quarterly and annual periods impacted by the restatements.

        In connection with your letters, the Division of Corporation Finance believes it is appropriate to note that the Company is responsible under the federal securities laws and regulations to file the required reports with the Commission and to determine the accuracy and adequacy of the information provided. To be in full compliance with the reporting requirements of the Exchange Act, the Company is required to amend any of its filings that contain materially inaccurate financial statements. However, this Division will not object to the Company's proposal to reflect the restated amounts in its 2011 Form 10-K with appropriate discussion of material changes in MD&A for the applicable quarterly and annual periods, provided that filing also includes the additional information described below, which will bring the Company's information up to date.

        With respect to the restated financial statements and related disclosures, the Company should include within its 2011 Form 10-K the following:

- Audited restated annual financial statements as of and for the fiscal year ended March 31, 2010.
- Unaudited restated condensed financial information presented for the balance sheets and statements of income presented pursuant to Item 302 of Regulation S-K and presented in a level of detail consistent with S-X Article 10-01(a)(2) and (3), and appropriate portions of 10-01(b), for each of the four quarterly periods in the applicable fiscal years.

- Footnotes reconciling previously filed annual and quarterly financial information to the restated financial information, on a line-by-line basis, with explanatory disclosures describing the nature of the restatements, as described in ASC 250-10-50.
- Selected Financial Data for the most recent five years as required by Item 301 of Regulation S-K, restated as necessary, and with columns labeled "restated."

Additionally, when the Company files its Forms 10-Q for the interim periods in fiscal 2012, the Company should re-label the restated fiscal 2011 interim periods "restated" and present all of the required restatement disclosures in ASC 250-10-50 in each of the affected fiscal 2012 Forms 10-Q.

A number of rule and form eligibility standards under the Securities Act and the Exchange Act – such as, for example, Regulation S, Rule 144, Form S-3, and Form S-8 – require, among other things, that issuers wishing to avail themselves of that rule or form be subject to the Exchange Act reporting requirements and have filed all material required to be filed pursuant to Exchange Act Section 13 or 15(d) for a specified period of time (this requirement is referred to commonly as the requirement that the issuer be "current" in its Exchange Act reports). The Division of Corporation Finance's determination to accept the filing as described in your letter and above will not result in the Company becoming "current" in its Exchange Act reports; rather, the Company's only means of satisfying the "current" reporting requirement continues to be its filing of all required materials during the period specified in a particular rule or form. For specific consideration of the Company's eligibility to rely on specific rules or forms going forward, please contact the Division's Office of Chief Counsel.

Finally, please understand that this Division's determination regarding the acceptance of the described filing does not foreclose any future enforcement action with respect to the Company's filings or failures to file under the Exchange Act.

The staff's conclusion is based solely on the information included in your letter. Different or additional material information could lead to a different conclusion. If you have any questions regarding this letter, please call me at (202) 551-3299.

Sincerely,

Mark C. Shannon
Associate Chief Accountant
Division of Corporation Finance